SEC
Mail Processing
Section

FEB 22 2008

Washington, DC
101

SEC SECU ~~SSION~~
Washington, D.C. 20549



08026150

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING____12/31/07____

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dow Jones A.D. Services, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Liberty Street
              (No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Kim, Director of Accounting, Dow Jones & Company, Inc. (609) 520-5620

                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
            (Name – *if individual, state last, first, middle name*)

300 Madison Avenue,	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Richard Ciuba_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dow Jones B.D. Services, Inc._____ , as of __February 21_____ , 2008____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President, Chief Compliance Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation. (Above)
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Dow Jones BD Services, Inc.
Financial Statements and Supplemental Schedule
December 31, 2007

Dow Jones BD Services, Inc.
Index
December 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholders of
Dow Jones BD Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Dow Jones BD Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2008

Dow Jones BD Services, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	2,469,677
Accounts receivable, net		9,106,427
Deferred income taxes		9,581
Total assets	$	11,585,685

Liabilities

Other payables	$	441,411
Due to parent (Note 4)		449,172
Income taxes payable		813,966
Total liabilities		1,704,549

Stockholder's Equity

Common stock, par value $1 per share; authorized 1,000 shares; issued 100 shares	100
Additional paid-in-capital	4,402,178
Retained earnings	5,478,858
Total stockholder's equity	9,881,136
Total liabilities and stockholder's equity	$ 11,585,685

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Income
Year Ended December 31, 2007

Revenues:		
Revenue	$	26,977,938
Total revenues		26,977,938
Expenses:		
General, administrative and other		192,432
Total expenses		192,432
Operating income		26,785,506
Other income		13,646
Income before income taxes		26,799,152
Income taxes		9,782,828
Net income	$	17,016,324

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2007	$ 100	$ 4,402,178	$ 3,062,534	$ 7,464,812
Net income			17,016,324	17,016,324
Distributions to parent			(14,600,000)	(14,600,000)
Balance, December 31, 2007	$ 100	$ 4,402,178	$ 5,478,858	$ 9,881,136

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flow from operating activities:	
Net income	$ 17,016,324
Adjustments to reconcile net income to net cash provided by operating activities	
Change in assets and liabilities	
Accounts receivable	(3,511,717)
Other payables	225,728
Due from parent	1,299,586
Income taxes	(677,028)
Deferred income taxes	(4,498)
Net cash provided by operating activities	14,348,395
Cash flow from financing activities:	
Distributions to parent	(14,600,000)
Net cash used in financing activities	(14,600,000)
Decrease in cash	(251,605)
Beginning of the year	2,721,282
End of the year	$ 2,469,677

The accompanying notes are an integral part of the financial statements.

1. **Organization**

   Dow Jones BD Services, Inc. (the "Company") is a wholly owned subsidiary of Dow Jones & Company, Inc. (the "Parent"), a Delaware corporation.

   On December 19, 1997, the Company was registered as a broker/dealer under the Securities and Exchange Act of 1934. The Company's business is limited to collecting licensing fees. It does not perform any functions typically performed by broker–dealers, such as carrying customer accounts, keeping money or securities, engaging in proprietary trading, acting as a dealer in a security, providing investment advice or extending credit to others for the purchase of securities. The Company is an associate member of the National Association of Securities Dealers.

2. **Summary of Significant Accounting Policies**

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Revenues, which are recognized on an accrual basis, represent license fees earned under license agreements entered into by the Company, its Parent and third parties that these fees are attributed to and recorded by the Company due to their transaction-based nature pursuant to regulatory requirements (Note 3). These include fees based on the number of contracts traded on an exchange and fees based on the notional value of structured products issued by the Parent's licensees.

   General and administrative expense includes allocated expenses for accounting and related support provided to the Company by the Parent.

   The Company's cash is on deposit with one financial institution. As of December 31, 2007, the Company account balances with such financial institution exceed the federally insured limits.

   Accounts receivable (billed and unbilled) represents amounts due from users for licensing fees. Revenues earned by the Company but unbilled as of December 31, 2007 amounted to approximately $7 million. Collateral is not generally required from users. Historically, the write-offs of bad debts have been insignificant. The allowance for doubtful accounts reserve included in accounts receivable at December 31, 2007 was approximately $26,000.

3. **Regulatory Requirements**

   The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule, Rule 15c3–1 under the Securities Exchange Act of 1934 ("Exchange Act") which requires that the Company's net capital, as defined in Rule 15c3–1, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in Rule 15c3–1. At December 31, 2007, the Company had net capital of $750,893 as calculated under Rule 15c3–1, which exceeded the Company's minimum net capital requirement of $113,635 by $637,258.

   The Company is exempt from Rule 15c3-3 because it does not hold customer funds or securities.

4.   **Related Party Transactions**

The payable due to Parent at December 31, 2007 was $449,172 which primarily represented tax payments made by the Parent on behalf of the Company. In 2007, the Company made distributions to its Parent totaling $14,600,000.

5.   **Income Taxes**

The Company is a member of a consolidated return group that includes Dow Jones & Company Inc. (the Company's immediate parent) and other subsidiaries of Dow Jones. The Company has prepared its tax accrual on the basis of its contribution to the overall tax provision of the consolidated group. The following represents the income tax expense for the operations and is an allocation by the parent based on the results of the Company:

Current

Federal tax expense	$ 9,156,909
State tax expense	625,919
	$ 9,782,828

The principal reason for the difference between the Company's effective tax rate and the statutory federal income tax rate is state income taxes.

Dow Jones BD Services, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act
December 31, 2007

Supplemental schedule:

Computation of net capital

Total ownership equity from Statement of Financial Condition	$	9,881,136
Total ownership equity qualified for net capital		9,881,136
Total capital and allowable subordinated liabilities		9,881,136
Total non-allowable assets from Statement of Financial Condition		(9,116,008)
Net capital before haircuts on securities positions		765,128
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))		(14,235)
Net Capital		750,893

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)		113,635
Excess net capital	$	637,258

Computation of aggregate indebtedness

Total A.I. liabilities from Statement of Financial Condition

Other payables	$	441,411
Due to parent		449,172
Income taxes payable		813,966
Total aggregate indebtedness	$	1,704,549

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007

Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	750,893
Net capital per above	$	750,893

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Part IIA FOCUS report filing as of the same date.



PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
www.pwc.com

To the Board of Directors and Stockholder of Dow Jones BD Services, Inc.:

In planning and performing our audit of the financial statements of Dow Jones BD Services, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

PRICEWATERHOUSECOOPERS 🌐

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS 🖽

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2008

END